Jennifer Gowetski

Senior Counsel

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

September 10, 2018

Re:	Steward Realty Trust
Amendment No. 2 to Draft Offering Statement on Form 1-A
Submitted August 16, 2018
CIK No. 0001735770

Dear Ms. Gowetski:

We acknowledge receipt of comments in your letter of September 5, 2018 regarding Amendment No. 2 to the draft Offering Statement of Steward Realty Trust, Inc. (the “Company”), which we have set out below, together with our responses.

1. We note your subscription agreement includes a provision designating New York as the sole and exclusive forum for certain claims against you. Please add risk factor disclosure regarding this exclusive forum provision. Please address, without limitation, how the exclusive forum provision may impact shareholder rights, why management adopted the provision and any questions as to enforceability.

The Company has revised the disclosure as requested by the Staff and has added disclosure regarding the provision in “Plan of Distribution.”

2. We note your subscription agreement contains a waiver of trial by jury provision. Please tell us whether this provision applies to claims under the federal securities laws.

The Company believes the provision applies to claims arising out of or relating to the subscription agreement, including claims under the federal securities laws. The Company has revised the offering circular to include a risk factor relating to the provision and has added disclosure regarding the provision in “Plan of Distribution.”

3. We note your response to comment 3 of our letter dated July 19, 2018. To the extent you intend to sell interests in the individual farm loans, the borrower appears to be the issuer, and you appear to be acting as an underwriter. To the extent you are selling individual loan interests dependent on the principal and interest payments you receive from a particular borrower, please revise the offering circular and related documents to characterize these participation interests as a note or other debt instrument of your company. Additionally, please provide a detailed legal analysis regarding the exemptions you and the borrowers intend to use for selling these individual participation interests.

The Company is not selling interests in individual farm loans, nor is it issuing payment-dependent notes. It is investing in such loans on the same terms as are offered to lenders by the borrowers on the platform www.gosteward.com, owned by the Company’s affiliate Steward Technologies Ltd. (the “Platform”). The Company and the other lenders will each have direct lending relationships with the borrowers, and the loans are the direct obligations of the borrower alone. At present, aside from the Company’s planned Regulation A offering, Steward Technologies intends to host only private placements of the loans under Rule 506(c) of Regulation D.

As an example of how the process will work, once a borrower is approved for a loan, it will seek funding on the Platform.  If it has been approved to borrow $100,000 and 5 individuals who are accredited investors express interest in lending the borrower $10,000 each, Steward Lending LLC, as administrative agent for the Company and for the other lenders on the platform, will arrange to collect funds from 6 lenders, including the Company, and to have loan documents covering the aggregate amount of the 6 loans executed by the borrower and by Steward Lending LLC as administrative agent with power of attorney for all 6 lenders, including the Company.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli
Jeanne Campanelli
Partner
CrowdCheck Law LLP

cc:	Daniel Miller
Steward Realty Trust, Inc.

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